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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2004

Commission File Number 001-11145

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

BIOVAIL CORPORATION

        This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (Registration No. 333-92229) and on Form F-10 (Registration No. 333-14048) of Biovail Corporation.

INDEX

        Exhibit 99.1 — Press Release Dated April 29, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Biovail Corporation
Date: April 29, 2004	By:	/s/ JOHN R. MISZUK John R. Miszuk Vice President, Controller and Assistant Secretary

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BIOVAIL CORPORATION
INDEX
SIGNATURES